Exhibit 99.1

VANCOUVER, British Columbia, Feb. 02, 2022 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced the specifications of its SOLO Cargo EV as well as the timeline for the commencement of deliveries, expected to begin in the second quarter of 2022. The SOLO Cargo EV was developed based on direct input from prospective customers, having been modified with an expanded cargo box to accommodate a wide variety of applications for fleet and commercial customers with functionally and utility in mind.

The SOLO Cargo EV has a range of 100 miles and a top speed of 80 mph, making it safe for highway use. It also features front and rear crumple zones, side impact protection, a Kevlar reinforced safety hoop, torque-limiting control as well as power steering, power brakes, air conditioning and a configurable entertainment system.

SOLO Cargo EV dimensions have been expanded to include cargo space for a total of 11.8 cubic feet of storage space – as compared to 5 cubic feet of storage in the standard SOLO EV. The uniquely styled vehicle is 53” tall and approximately 123” long, and the rear cargo dimensions are 37.5” long x 34” wide x 16” high. The Cargo version contains a variety of features for commercial applications including a bulkhead which separates the driver from the cargo contents, an adjustable/folding interior floor panel, cargo netting, lighting in the rear cargo space and a telematics enabled device. For added safety, the roof is reinforced with a Kevlar band.

The SOLO Cargo EV is now available for order with your ElectraMeccanica fleet representative by phone or email – all at a starting MRSP of $24,500. A dedicated sales manager is available to walk customers through the purchasing and outfitting process. A post-sale account manager is provided for aftersales service and warranty support including in-shop service trainings, parts, and allocated resources to ensure limited downtime for fleets.

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/a2799c9b-834a-407d-9b0a-dfd11b79abfc

https://www.globenewswire.com/NewsRoom/AttachmentNg/c8a57254-7911-4b40-9b3c-298c19f3221f

“The SOLO Cargo EV is purpose-built for light commercial fleets seeking a cost effective and sustainable approach to delivery with space for a single driver and enough cargo room to support an efficient delivery operation,” said Kevin Pavlov, CEO of ElectraMeccanica. “Early prototype SOLO Cargo vehicles have been deployed in several exciting applications throughout California and Arizona, receiving positive feedback from customers. Through these efforts, we have garnered significant indications of interest from our fleet industry outreach. We are excited to begin offering this new version and expanding our addressable market into the highly promising commercial and fleet space.”

ElectraMeccanica provides turn-key solutions for customers, offering delivery of a completed, ready-to-go vehicle that serves a wide range of commercial applications – from food and package delivery to municipal fleet use and beyond. The exterior wrapping of the SOLO Cargo EV can be customized based on a customer’s needs including optional graphics, logos and customized lighting for municipalities and security applications. Additional third-party up-fitting options are available for the interior such as warming and cooling elements for food delivery, strobe lighting and locked boxes along with shelves and bins.

Deliveries of a limited number of the SOLO Cargo EVs are expected to start in the second quarter of 2022. For more information or to place an order, please call 1-888-457-SOLO or email fleet.inquiry@electrameccanica.com.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forwardlooking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com